Gary H. Pilnick
Senior Vice President
General Counsel
Corporate Development
and Secretary
October 8, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Carmen Moncada-Terry
CONFIDENTIAL TREATMENT REQUESTED

Re:	Kellogg Company
Form 10-K for Fiscal Year Ended December 29, 2007
Filed February 25, 2008
Schedule 14A Definitive Proxy Statement
Filed on March 5, 2008
Form 10-Q For Quarterly Period Ended March 29, 2008
Filed May 7, 2008
Response Letter Dated May 23, 2008
Response Letter Dated July 28, 2008
File No. 001-04171
Ladies and Gentlemen:
     As Senior Vice President, General Counsel, Corporate Development and Secretary of Kellogg Company (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 19, 2008, containing an additional comment on the above-referenced filings. The response below corresponds to the caption and number of such comment (which is reproduced below in bold).
     Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests

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that the redacted portions be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information, disclosure of which could cause the Company competitive harm.
Schedule 14A filed March 5, 2008
1.	We have reviewed your response to prior comment 1, and we do not concur with your view regarding the immateriality of the targets relating to the annual incentive compensation and long-term incentive compensation. Moreover, based on the information you provided, we cannot make a determination as to whether the disclosure of the targets for internal operating profit, internal net sales, cash flow, and cumulative cash flow from 2007 through 2009 and the related bandwidths will result in competitive harm to you. Please further elaborate on your analysis of competitive harm, addressing in more specific terms why you believe that the disclosure of each specific target and bandwidth would result in your competitors determining the Company’s pricing strategy, focusing on customers or products targeted by the Company for expansion, and competing with the Company for acquisition opportunities.

Response: The objective specific measures used in the Company’s Annual Incentive Plan (“AIP”) and Executive Performance Plan (“EPP”), such as internal operating profit, internal net sales and cash flow, are based on forward-looking financial metrics contained in the Company’s confidential operating plan (collectively, the “Confidential Targets”). For the reasons set forth below, the Company believes that disclosure of these Confidential Targets (whether historic or forward looking at the time of disclosure) could be detrimental and cause competitive harm to the Company and consequently its shareowners.

STATUTORY PROVISIONS AND LEGAL INTERPRETATION OF COMMERCIAL OR FINANCIAL INFORMATION

The Commission is authorized and has adopted regulations to afford confidential treatment to any information that would be exempt from mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA exempts from the class of materials which public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) (1977). Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable information to the government and the interests of the government in receiving continued access to such data.
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

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The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The terms “commercial or financial information” found in Exemption 4 of the FOIA will be used in this letter as they have been defined in court decisions. The United States Court of Appeals for the District of Columbia has held that these terms should be given their ordinary meanings, and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential). Even information required to be disclosed by the Commission’s regulations can be deemed confidential. The Division of Corporation Finance has itself noted in Staff Legal Bulletin No. 1 that “[s]ometimes disclosure of information required by the regulations can adversely affect a company’s business and financial condition because of the competitive harm that could result from the disclosure.” Confidential Treatment Requests, Division of Corporation Finance Staff Legal Bulletin No. 1, (February 28, 1997 (Addendum Included: July 11, 2001)).

In determining what constitutes competitive harm, courts have given great latitude to arguments presented. The Company respectfully submits that in Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that “[t]he kind of substantial competitive harm that is likely to result is that the disclosure... would enable competitors to gain otherwise confidential information about [its] financial situation.” See also, e.g., Board of Trade v. CFTC, 627 F.2d 392 (D.C. Cir. 1980); Braintree Electric Light Dept. v. DOE, 494 F. Supp. 287 (D.C.D.C. 1980); and Burroughs Corp. v. Brown, 501 F. Supp. 375 (E.D. Va. 1980), aff’d, 654 F.2d 294 (4th Cir. 1981). In addition, in Nat’l Parks, the court stated that the information it was evaluating qualified as competitively sensitive, noting that “[s]uppliers, contractors,
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

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labor unions and creditors, too, could use such information to bargain for higher prices, wages, or interest rates . . .” 547 F.2d at 684. The Commission likewise has acknowledged that competitive harm exists under Exemption 4 when confidential information could be used by customers and suppliers in their future dealings with a company. In a request for information on royalty rates and distribution fees redacted from a Form 10-Q, the Commission found that making this information public would “hinder [the company’s] negotiation position in future deals with other companies.” In re Freedom of Info. Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988). In another decision, the Commission found that cost information and manufacturing schedules were exempt from disclosure because details of the company’s contract had the potential to harm future business dealings. In re Freedom of Info. Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).

ANALYSIS REGARDING CONFIDENTIAL TARGETS

The Confidential Targets are comparable to the types of information that courts have held to be exempt from disclosure. The Company respectfully submits that the Confidential Targets constitute confidential commercial or financial information of competitive value, and therefore the information may properly be withheld from public access under Exemption 4 of the FOIA and the Securities Exchange Act of 1934. The Confidential Targets should be afforded confidential treatment for the reasons set forth below.
Current and Future Targets

[Redacted]

Past Targets

[Redacted]

— Past Predicts the Future.

[Redacted]

— New Information.

[Redacted]

— Competitive Harm.
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

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[Redacted]
Profit:
[Redacted]
Sales:
[Redacted]
Cash Flow:
[Redacted]
Public disclosure of the Confidential Targets is not necessary to protect the public

Confidential treatment is not requested for the material terms of the AIP and EPP taken as a whole. Furthermore, the terms for which confidential treatment is requested is as narrowly tailored and circumscribed as possible, and substantially all of the other terms of AIP and EPP would otherwise be available for public review. The Confidential Targets are not the type of information that is normally released to the public by the Company, because the Confidential Targets contain commercially sensitive information which would be a benefit to competitors, suppliers, customers and executive recruiters. As discussed in the Company’s response letter dated July 28, 2008, the Company believes that the information about AIP and EPP disclosed in its proxy statement is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable shareowners and potential investors to reasonably evaluate the Company’s executive compensation program and decisions (especially with respect to AIP and EPP) and make a decision as to whether to invest or trade in the Company’s securities. In the Company’s view and as explained in the Company’s July 28, 2008 response letter, the Confidential Targets would not provide shareowners and investors with a more fulsome understanding of the operation of AIP or EPP or the range of payouts under such plans. Accordingly, the Company believes that this request to keep the Confidential Targets confidential strikes the appropriate balance between the interests of the Company and the public and that disclosure of the Confidential Targets to the public is not necessary to assure adequate public information about AIP and EPP. Conversely, disclosure of the Confidential Targets may in fact be detrimental to the interests of shareowners and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in manufacturing or marketing competitive products, soliciting away our talent and otherwise utilizing the information to their competitive advantage.
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

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CONFIDENTIAL TARGETS NOT OTHERWISE AVAILABLE

To the best of the Company’s knowledge, (1) the Confidential Targets are not available publicly, nor is it possible to determine the Confidential Targets from publicly available sources, (2) the Company has made every effort not to publicly disclose the Confidential Targets and (3) access to Confidential Targets has been restricted to those persons that either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the Confidential Targets will become public knowledge unless the Commission requires the disclosure of the Confidential Targets.

CONCLUSION

The Company believes it fulfills the requirements of Exemption 4 by establishing that the commercial or financial information contained in the Confidential Targets is not usually released to the public, that the Company is in actual competition with others in its business and for talent, and that the Company and consequently its shareowners will likely incur injury as a result of the disclosure of the Confidential Targets.
* * * * *
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

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I hope that the foregoing has been responsive to the Staff’s comment. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 961-2190 or via facsimile at (269) 565-1266.

Sincerely,

/s/ Gary H. Pilnick

Gary H. Pilnick
Senior Vice President, General Counsel, Corporate Development and Secretary
cc:	John L. Zabriskie, Ph.D. Chair, Compensation Committee of the Board of Directors of Kellogg Company
A. D. David Mackay
President and Chief Executive Officer, Kellogg Company
Kathleen Wilson–Thompson
Senior Vice President — Global Human Resources, Kellogg Company
Miles Meyer
Vice President — International and HR Operations, Kellogg Company
Robert M. Hayward
Kirkland & Ellis LLP
Confidential treatment requested by Kellogg Company. “[Redacted]” indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.